American Pension Investors Trust

106 Annjo Court, Suite A
Forest, VA 24551

March 18, 2024

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	American Pension Investors Trust (the “Registrant”)
N-14 Registration Statement 1933 Act File No. 333-277181

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), the Registrant hereby respectfully requests the withdrawal of the Registration Statement on Form N-14, together with all exhibits thereto (collectively, the “N-14”), filed under the Securities Act on February 20, 2024 (Accession No. 0001580642-24-001044). The N-14 relates to the reorganization of the Yorktown Small Cap Fund, a series of the Registrant, into the Yorktown Growth Fund, also a series of the Registrant.

The Registrant is requesting the withdrawal of the N-14 because the Registrant has determined not to proceed at this time with the proposed reorganization contemplated in the N-14.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14. No filing fee was required or paid in connection with the filing of the N-14. The Registrant believes that the withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission accept this application for withdrawal of the N-14.

If you have any questions regarding this application for withdrawal, please contact Maggie Bull at (513) 869-4262.

Very truly yours,

/s/ David D. Basten
David D. Basten
President, American Pension Investors Trust